SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 5, 2003

Claude Resources Inc. (Translation of registrant’s name into English)

200-224 4th Ave. s. Saskatoon, SK. S7K 5W5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form20-F [X] Form40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 5, 2003 Claude Resources Inc.

By:	/s/ Val Michasiw Val Michasiw Secretary/Treasurer

Attention Business Editors: Claude Resources Inc. - Placer Dome Ramps Up Exploration At Madsen

SASKATOON, Sept. 5 /CNW/ - Placer Dome Canada Limited (“Placer”) has significantly increased exploration activity on Claude Resources Inc. (“Claude”) Madsen property in Red Lake, Ontario as a result of a number of high grade intersections. To date in 2003, thirty-six holes totalling about 20,000 metres have been drilled on multiple target areas (Russett North, Devilliers, Creek, Footwall Tuff and Mine East).

Results from the Russett North zone are particularly encouraging with quartz-tourmaline, quartz-carbonate and colliform carbonate veining being intersected routinely. Visible gold (“VG”) was observed in a number of holes with several returning assays that confirm the high-grade nature of this carbonatized mafic-ultramafic terrain. The Phase II expansion drilling (100-metre centres) of the Russett North zone started to vector in on a segment of this terrain referred to as the Treasure Box. Building on encouraging results from the 2002 drill program (see March 24th, 2003 press release on Claude’s website), another three holes within this corridor encountered significant intersections in terms of both grade and width (see table below).

RUSSETT NORTH/TREASURE BOX

Drill Hole	From (m)	To (m)	Interval Grade	(gpt)	VG	Comments

PDM03-27	107.04	108.29	1.25	3.22		Quartz-tourmaline veining

PDM03-27	111.04	112.26	1.22	9.86		Quartz-tourmaline veining

PDM03-27	332.62	335.06	2.44	7.59	Yes	Quartz-carbonate veining

PDM03-27	343.17	344.39	1.22	4.07		Quartz-carbonate veining

PDM03-29	74.45	75.52	1.07	4.31		Colliform-carbonate veining

PDM03-29	80.70	84.94	4.24	17.81	Yes	Quartz-tourmaline veining

PDM03-30	321.01	322.10	1.10	1.12		Quartz-epidote stringer

PDM03-30	344.48	346.03	1.55	21.10	Yes	Quartz-pyrite

PDM03-32	164.63	165.85	1.22	1.13	Yes	Vein

PDM03-32	510.76	511.52	0.76	3.63	Yes	Vein, tourmaline

PDM03-33	328.51	329.15	0.64	1.09		Quartz veining

Elsewhere on the property, Phase I drilling near the past-producing Starratt-Olsen mine, intersected known Devillier & Creek zones as well as a new sheared and altered sulfide replacement zone in the mine’s footwall which was named the Footwall Tuff zone. Results from this target area are listed in the ensuing table. The significance of this new zone will be assessed in subsequent drill phases.

Zone Project	Drill Hole	From (m)	To (m)	Interval	Grade (gpt)	VG	Comments

Devilliers	PDM03-150	131.71	132.84	1.13	1.51		Sulfide replacement

Devilliers	PDM03-150	137.86	146.52	8.66	1.24		Sulfide replacement

including	PDM03-150	137.86	140.43	2.56	3.26	Yes	Quartz veining

Footwall Tuff	PDM03-150	455.61	456.52	0.91	3.27		Sulfide replacement

Footwall Tuff	PDM03-150	458.66	460.00	1.34	1.27		Sheared Tuff/sulfide

Creek	PDM03-151	112.84	113.14	0.30	1.55		Sulfide replacement

Footwall Tuff	PDM03-151	326.62	327.23	0.6	2.87		Epidote veining

Footwall Tuff	PDM03-151	339.94	345.09	5.15	1.63	Yes	Sulfide replacement

including	PDM03-151	343.90	344.81	0.91	5.13	Yes	Sulfide replacement

Devilliers	PDM03-154	166.55	167.77	1.22	8.55	Yes	Quartz veining

Creek	PDM03-156	122.71	123.57	0.86	1.78		Sulfide replacement

Momentum for the Madsen project is building as evidenced by a number of key infrastructure improvements including the construction of a 5.5-kilometre, all season, access road to the Russett North area and by increasing project personnel to 14 geologists and support staff to handle the enormous volume of core generated by the project. In excess of twenty kilometres of core has been drilled in 2003, however, about one third of the drill holes have yet to be logged, assayed and reported in their entirety.

Placer has undertaken extensive geophysics and 3D modeling of the Madsen property and will initiate a major trenching program shortly on the Treasure Box area prior to beginning Phase III drilling (25-50 metre centers) later this fall.

Placer Dome has the right to earn a 55% interest in Claude’s 10,500-acre Madsen property by spending CDN $8.2 million prior to the end of 2004 and delivering a bankable feasibility study over the following two years.

Assaying and associated quality control of the Madsen core was done by Chemex Laboratories under the supervision of Yuri Dobrotin, P. Geo., Placer Dome District Geologist.

Maps of the work area are available on Claude’s website at www.clauderesources.com.

-0- 09/05/2003

/For further information: Philip E. Olson, P. Geo., Vice-President, Exploration, (306) 668-7505, Neil McMillan, President, (306) 668-7505/

(CRJ.)

CO: Claude Resources Inc. ST: Saskatchewan IN: MNG SU: